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                                                                      EXHIBIT 28

              [American Bankers Insurance Group, Inc. Letterhead]

                                                               February 24, 1998

Commissioner William Nelson
Department of Insurance
State Treasurer's Office, State Capitol
Plaza Level Eleven
Tallahassee, Florida 32399-0300

        Re: Application of Cendant Corporation and Season Acquisition Corp. to Acquire Control of American Bankers Insurance Group, Inc. Pursuant to Section 628.461 of the Florida Insurance Code

Dear Commissioner Nelson:

     On March 19, 1998, the Florida Insurance Department (the "Department") will conduct a proceeding to consider the application of Cendant Corporation ("Cendant") and Season Acquisition Corp., a wholly-owned subsidiary of Cendant ("Season"), to acquire control of American Bankers Insurance Company of Florida and American Bankers Life Assurance Company of Florida (together, the "Domestic Insurers"), each wholly-owned subsidiaries of American Bankers Insurance Group, Inc. ("American Bankers"). The Domestic Insurers submit this letter in conjunction with that proceeding.

     Reference is made to the Solicitation/Recommendation Statement of American Bankers on Schedule 14D-9, filed with the Securities and Exchange Commission on February 6, 1998 (as amended, the "14D-9"), a copy of which previously has been provided to the Department. The 14D-9 was filed by American Bankers pursuant to its obligation under the federal securities laws to respond to the tender offer of Cendant and Season to purchase 51% of the outstanding shares of common stock of American Bankers, and proposed second-step merger to acquire the remainder of the outstanding shares of common stock of American Bankers (the "Cendant Offer"). In Item 4 of the 14D-9, the Board of Directors of American Bankers (the "Board") stated that it was unable to take a position with respect to the Cendant Offer and was making no recommendation at that time with respect to the Cendant Offer.

     As you know, on December 21, 1997, American Bankers entered into a merger agreement with American International Group, Inc. ("AIG") and AIGF, Inc., a wholly-owned subsidiary of AIG (the "AIG Merger Agreement"). The process of negotiating the AIG Merger Agreement enabled the Board and management to obtain information with respect to AIG sufficient for the Board to understand the impact of the proposed merger on American Bankers, its shareholders, policyholders, accounts and employees. The AIG Merger Agreement contains certain provisions which prohibit American Bankers from engaging in negotiations with or having discussions with third parties concerning competing proposals until April 21, 1998. As a result, at the current time American Bankers is contractually prohibited from contacting Cendant or negotiating directly with Cendant concerning the Cendant Offer until that date. Since the filing of its 14D-9, American Bankers has received no information from Cendant addressing the specific issues raised in the 14D-9. Publicly available information, including filings made in connection with the regulatory process, regarding Cendant, its financial condition, management experience and past acquisition practices, raise concerns for the Board as to whether an acquisition of American Bankers by Cendant could be prejudicial to American Bankers' policyholders and employees, the Miami area and the State of Florida. Accordingly, the Board must obtain certain information regarding Cendant and the Cendant Offer that will assist the Board in assessing the impact of the Cendant Offer on American Bankers and its shareholders, policyholders, accounts and employees.

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     American Bankers believes that the Department's evaluation of Cendant and the information Cendant is required to disclose pursuant to Section 628.461 of the Florida Insurance Laws and Section 4-143.056 of the Florida Administrative Code, including but not limited to the information required by:

     - Form DI4-918, "Acquisition of Controlling Interest of a Domestic Insurer"
     - Form DI4-516, "Insurance Company System Registration Statement"
     - Form DI4-904, "Proformas, Life Companies"
     - Form DI4-896, "Proformas, Property and Casualty Companies,"
     - Form DI4-921, "Management Information," and
     - Forms DI4-422 "Biographical Statement and Affidavit"

will significantly assist the Board in evaluating the Cendant Offer. Among other things, American Bankers is interested in the Department's evaluation and determination of the character, experience, ability and other qualifications of the directors and officers and affiliated persons of Cendant for the protection of the policyholders and shareholders of the Domestic Insurers and the public, as well as the following, all of which constitute statutory criteria under
Section 628.461(7) of the Florida Insurance Laws:

     - Whether the financial condition of Cendant will jeopardize the financial stability of the Domestic Insurers or prejudice the interests of the policyholders or the public;

     - Whether any plans or proposals may have been made to liquidate the Domestic Insurers, to sell any of their assets or merge or consolidate the Domestic Insurers with any person, or to make any major change in their respective businesses or corporate structure or management, and whether any such plan or proposal is fair and free of prejudice to the policyholders of the Domestic Insurers and to the public;

     - Whether the competence, experience and integrity of those persons who will control directly or indirectly the operation of the Domestic Insurers indicate that the transactions contemplated by the Cendant Offer are in the best interest of the policyholders of the Domestic Insurers and in the public interest;

     - Whether the natural persons for whom background information is required to be furnished pursuant to Section 628.461 of the Florida Insurance Code have such backgrounds as to indicate that it is in the best interests of the policyholders of the Domestic Insurers, and in the public interest, to permit such persons to exercise control over the Domestic Insurers;

     - Whether the officers and directors to be employed after the consummation of the transactions contemplated by the Cendant Offer have sufficient insurance experience and ability to assure reasonable promise of successful operation; and

     - Whether the acquisition is likely to be hazardous or prejudicial to the Domestic Insurers' policyholders or the public.

     With reference to Item 4 of the 14D-9, in which American Bankers noted its lack of certain information with respect to the Cendant Offer as a significant factor in reaching its determination to make no recommendation with respect to the Cendant Offer, American Bankers believes that the Department's evaluation of the information required to be furnished by Cendant with respect to the Cendant Offer, in light of the criteria under which the Department is required to evaluate the Cendant Offer under Section 628.461(7) of the Florida Insurance Code, will assist the Board in assessing the following aspects of the Cendant Offer, which aspects it has been unable to fully assess to date:

     - Cendant's level of financial leverage both before and after the consummation of the transactions contemplated by the Cendant Offer, and the effect of such leverage on the operations of American Bankers and the Domestic Insurers;

     - Cendant's proposed business plans for American Bankers and the Domestic Insurers following the Cendant Offer if the Cendant Offer were successful, including treatment of policyholders, accounts and employees;

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     - Cendant's experience in owning and operating insurance companies, including but not limited to, underwriting and claims-paying experience;

     - Whether increased revenue levels projected by Cendant will require additional capital infusions in the Domestic Insurers and the source of such capital; and

     - Cendant's plans with respect to intercompany transactions with the Domestic Insurers involving intercompany royalties and fees.

     The executive staff of American Bankers has reviewed publicly available information regarding Cendant, and, based upon such review, has prepared a list of concerns and questions. For the benefit of the Department and to assist in focusing Cendant's response, the questions and concerns are attached to this letter as Exhibit A. We request that Cendant respond to these questions in writing and provide supporting documentation at least five (5) business days prior to the hearing on its application.

     The Board of Directors of American Bankers wishes to make its decisions and recommendations with respect to the Cendant Offer based upon a thorough and complete analysis of all relevant information, taking into consideration the best interests of policyholders, the insurance-buying public, shareholders, and other relevant constituencies. The Board strongly believes that discussions between its representatives and the Department regarding the Department's review and evaluation of the Cendant Offer are in the best interests of the policyholders of the Domestic Insurers and the public.

     Please contact the undersigned at your earliest convenience to discuss the foregoing. Thank you in advance for your time and consideration.

                                          Sincerely,

                                          /s/ R. Kirk Landon
                                              R. Kirk Landon
                                              Chairman

Attachment

copy to (w/attachment):

     Maurice R. Greenberg
     American International Group, Inc.

     Henry R. Silverman
     Cendant Corporation

     Director John A. Greene
     Department of Insurance
     State of Arizona

     Commissioner John Oxendine
     Department of Insurance
     State of Georgia

     Superintendent Neil D. Levin
     Department of Insurance
     State of New York

     Director Lee P. Jedziniak
     Department of Insurance
     State of South Carolina

     Commissioner Elton Bomer
     Department of Insurance
     State of Texas

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                                                                       EXHIBIT A

                     QUESTIONS REGARDING THE APPLICATION OF
             CENDANT CORPORATION ("CENDANT") TO ACQUIRE CONTROL OF
                AMERICAN BANKERS INSURANCE GROUP, INC. ("ABIG")

     ABIG requests that the Department require Cendant to provide written responses to the following questions, together with supporting documentation, by March 12, 1998, which is five (5) business days prior to the hearing on Cendant's application:

A.  FINANCIAL INFORMATION REGARDING CENDANT

     1. Please provide pro forma consolidated financial statements from January 1, 1995 through December 31, 1997 for all companies acquired through pooling or purchase transactions by Cendant and its predecessors as if such acquisitions had occurred on January 1, 1995.

     2. Please provide information concerning every material acquisition ($50 million or more) made by Cendant and its predecessors during the past five years. For each transaction please provide the following information:

          a. the amount and description of any restructuring charges related to the transaction;

          b. the value of assets sold from the acquired company within six months, one year and two years of the acquisition; and

          c. the number of employees of the acquired company terminated within six months, one year and two years of the acquisition.

     3. With regard to restructuring charges related to past acquisitions, please describe the reserves that remain on Cendant's balance sheet, describe how these reserves have been utilized, and indicate whether any of the reserves previously established have been brought back into income.

     4. It appears that Cendant and predecessors have amortized intangible assets of acquired companies for periods up to 40 years. Please describe the rationale and GAAP authority for this practice.

     5. Please describe in detail what Cendant has characterized as its "free cash flow" including any limitations on or required uses of this cash flow.

     6. Please provide a projection of Cendant's debt requirements for the next five years, including schedules of amortization and debt repayment. Will these projections support Cendant's current Moody's and Standard and Poor's debt ratings for the next three years?

     7. Please describe in detail any restrictive covenants on existing loan agreements that Cendant (or predecessors) has entered into, including but not limited to restrictions on indebtedness, mergers, and maintenance of certain financial ratios.

B.  PROJECTIONS RELATING TO THE ABIG ACQUISITION

     1. Please describe in detail the manner in which Cendant expects to realize the reported $140 million pre-tax synergies arising from its acquisition of ABIG, including:

          a. anticipated revenues;

          b. the source(s) (by lines of business, both domestic and international) of those revenues; and

          c. the source(s) and type(s) of expenses Cendant will incur to achieve those revenues, including commissions and anticipated reserves for claims.

     2. Please describe in detail the manner in which Cendant expects to realize $10 million per year in cost savings as a result of its proposed acquisition of ABIG.

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     3. What are Cendant's projected revenue and earnings growth rates for
American Bankers' insurance subsidiaries? What are the assumptions underlying these projected growth rates?

     4. What are Cendant's intentions during the next three years for payment of dividends from the insurance subsidiaries of ABIG, and the holding company of ABIG, to the Cendant holding company, and/or its subsidiaries?

     5. What are Cendant's intentions with respect to the current outstanding debt of ABIG? Please provide projections detailing how this debt will be serviced.

     6. What are Cendant's projections for the insurance companies' statutory capital requirements, and how will these requirements be funded?

     7. Given projected growth, will Cendant provide any additional statutory capital necessary to maintain the current risk-based capital ratios and A.M. Best ratings of the insurance companies? If so, what is the anticipated source of that capital?

     8. Please state the amount of Cendant's purchase price for ABIG that it anticipates allocating to goodwill and other intangible assets.

     9. Please state the amount of and describe any restructuring charges Cendant anticipates taking if it were to acquire ABIG.

     10. Will the acquisition of ABIG be accretive to Cendant's earnings? Please provide a supporting schedule.

     11. Does Cendant plan to use the ABIG insurance companies' cash flow to fund future acquisitions, either through the use of dividends or the purchase of assets? Please provide details of any such plan.

     12. What is Cendant's projected maximum percentage of debt as a percent of total capitalization for ABIG and Cendant for each of the next three years?

     13. Were Cendant to acquire ABIG, what would be Cendant's tangible net worth?

C.  BUSINESS AND OPERATIONS OF ABIG

     1. Who will Cendant select as the Chief Executive Officer and/or Chairman of ABIG for the next three years?

     2. Who will constitute the board of directors of ABIG under Cendant for the next three years?

     3. What changes in executive management of ABIG does Cendant intend to make during the next three years?

     4. Please describe in detail the channels that Cendant currently has established through which it believes it can sell ABIG's insurance products.

     5. Please describe in detail how Cendant plans to sell its products to ABIG's current customers.

     6. Does Cendant plan to maintain the current level of asset quality of the insurance companies' investment portfolios?

     7. What administrative agreements and fee arrangements does Cendant intend to initiate among the insurance subsidiaries of ABIG and other subsidiaries/affiliates of Cendant? What would be the level of the fees, and on what basis would they be charged?

     8. What types of accounts and/or subsidiaries of ABIG do not fit into the business model of Cendant? Does Cendant plan to dispose of any of the insurance companies, their assets or operating subsidiaries, or to discontinue any of the insurance companies' lines of business?

     9. What are Cendant's plans for further acquisitions in the insurance area during the next three years?

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     10. What infrastructure does Cendant have to support American Bankers'
expansion internationally (e.g., insurance licenses, local country operations, claims processing facilities)?

     11. In which additional countries does Cendant intend ABIG to do business during the next three years? How much capital does Cendant intend to deploy to execute these expansions?

     12. Does Cendant intend to modify the amount of catastrophe protection purchased by ABIG's subsidiaries during the next three years?

D.  TREATMENT OF EMPLOYEES, ACCOUNTS AND POLICYHOLDERS

     1. Will Cendant commit to continued employment at current levels for ABIG employees for a specified period following the acquisition?

     2. Will Cendant commit to maintain ABIG's current employee benefit policies, plans (including LESOP and retirement plans), procedures, compensation and benefits (including corporate day care and school) for a specified period following the acquisition?

     3. Will ABIG's headquarters and other facilities be kept in the same locations in Florida for a specified period following the acquisition?

     4. Will ABIG employees be required to relocate to other Cendant locations in order to keep their jobs?

     5. Will Cendant commit to maintain ABIG's policies on charitable donations and other community activities for a specified period following the acquisition?

     6. Will Cendant outsource any functions currently being performed by ABIG employees (e.g., telemarketing, data processing, investments, actuarial)?

     7. What changes in other management and other personnel, policies, procedures, quality goals, and customer service philosophy does Cendant intend to make during the next three years for ABIG and/or its subsidiaries?

     8. Does Cendant intend to make any changes in ABIG's marketing policies and/or relationships with producers and/or reinsurers during the next three years?

E.  EXPERIENCE IN OWNING AND OPERATING INSURANCE COMPANIES

     1. What insurance products does Cendant currently sell?

     2. What insurance experience does Cendant have in each of the countries in which ABIG currently operates?

     3. What self-regulatory association activities, such as the Insurance Marketing Standards Association ("IMSA"), has Cendant participated in?

     4. Have any material consumer complaints been filed against Cendant with any regulatory agencies, including insurance departments?

     5. Are there any material pending regulatory proceedings relating to current products Cendant has sold or sales methods which Cendant has employed?

     6. Have any regulatory actions been taken against Cendant, any senior executives of Cendant or members of Cendant board of directors during the last five years?

F.  PROVIDIAN TRANSACTION

     1. What is the status of the regulatory proceedings with respect to the Providian transaction? Please provide copies of the regulatory filings made in connection with the transaction.

     2. What are Cendant's anticipated dividends from the Providian companies?

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     3. Does Cendant plan to integrate or combine Providian and/or its operations with ABIG and its subsidiaries?

     4. If necessary, will Cendant provide additional statutory capital in order to maintain the current risk-based capital ratios and A.M. Best ratings of Providian? If so, what is the anticipated source of that capital?

G.  YEAR 2000 COMPUTER COMPLIANCE

     1. Please describe in detail the audit controls and procedures that have been put into place to ensure year 2000 compliance at Cendant and its subsidiaries, the results of any such audits, and the projected timetable and costs with respect to such compliance.

     2. When will all of Cendant's distributors, producers, and franchisees become year 2000 compliant? How is Cendant monitoring this activity?

     3. What year 2000 warranties has Cendant given to its customers in the software division?

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             [LETTERHEAD OF AMERICAN BANKERS INSURANCE GROUP, INC.]

                               February 24, 1998

Director John A. Greene                          Commissioner John Oxendine
Department of Insurance                          Department of Insurance
State of Arizona                                 State of Georgia
2910 North 44th Street, Suite 210                2 Martin Luther King, Jr. Drive
Phoenix, Arizona 85018-7526                      Floyd Memorial Building
                                                 704 West Tower
                                                 Atlanta, Georgia 30334

Superintendent Neil D. Levin                     Director Lee P. Jedziniak
Department of Insurance                          Department of Insurance
State of New York                                State of South Carolina
25 Beaver Street                                 1612 Marion Street
New York, New York 10004                         P.O. Box 100105
                                                 Columbia, South Carolina 29202-3105

Commissioner Elton Bomer
Department of Insurance
State of Texas
P.O. Box 149104
Austin, Texas 78714-9104

     Re: Application of Cendant Corporation and Season Acquisition Corp. to
         Acquire Control of American Bankers Insurance Group, Inc.

Honorable Gentlemen:

     Enclosed please find a copy of a letter submitted today by American Bankers Insurance Group, Inc. ("American Bankers") to the Florida Insurance Department (the "Florida Department"), which raises questions and solicits information from Cendant Corporation ("Cendant") in connection with Cendant's application before the Florida Department to acquire control of the American Bankers' Florida insurance subsidiaries. American Bankers believes that the questions raised in the letter to the Florida Department are equally relevant to Cendant's applications to acquire the insurance subsidiaries of American Bankers domiciled in your states.

     Please contact the undersigned at your earliest convenience to discuss the foregoing. Thank you in advance for your time and consideration.

                                          Sincerely,

                                          /s/ R. Kirk Landon

                                          R. Kirk Landon
                                          Chairman

Attachment

copy to (w/attachment):

     Commissioner William Nelson
     Florida Department of Insurance

     Maurice R. Greenberg
     American International Group, Inc.

     Henry R. Silverman
     Cendant Corporation

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